EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2014

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months
	ended March 31
	2014	2013

Revenues	$548,431	$476,395

Cost of revenues	363,038	323,388
Selling, general and administrative expenses	166,167	142,744
Depreciation	8,889	8,291
Amortization of intangible assets	4,917	4,267
Acquisition-related items (note 6)	45	2,206
Operating earnings (loss)	5,375	(4,501)

Interest expense, net	2,974	5,166
Other income, net (note 7)	(641)	(178)
Earnings (loss) before income tax	3,042	(9,489)
Income tax expense (recovery) (note 8)	1,280	(1,719)
Net earnings (loss) from continuing operations	1,762	(7,770)

Net loss from discontinued operations, net of income tax	(718)	(449)
Net earnings (loss)	1,044	(8,219)

Non-controlling interest share of earnings (note 11)	4,911	440
Non-controlling interest redemption increment (note 11)	2,014	5,580
Net loss attributable to Company	(5,881)	(14,239)
Preferred share dividends	-	2,288

Net loss attributable to common shareholders	$(5,881)	$(16,527)

Net loss per common share (note 12)
Basic
Continuing operations	$(0.14)	$(0.53)
Discontinued operations	(0.02)	(0.02)
	$(0.16)	$(0.55)

Diluted
Continuing operations	$(0.14)	$(0.53)
Discontinued operations	(0.02)	(0.02)
	$(0.16)	$(0.55)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2014	2013

Net earnings (loss)	$1,044	$(8,219)

Foreign currency translation loss	(2,748)	(2,552)
Comprehensive loss	(1,704)	(10,771)

Less: Comprehensive earnings attributable to non-controlling shareholders	6,426	6,042

Comprehensive loss attributable to Company	$(8,130)	$(16,813)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$119,398	$142,704
Restricted cash	5,745	5,613
Accounts receivable, net of allowance of $24,858 (December 31, 2013 - $25,534)	336,243	371,423
Income tax recoverable	20,383	17,489
Inventories	27,148	15,804
Prepaid expenses and other current assets	43,962	38,289
Deferred income tax	23,896	23,938
	576,775	615,260

Other receivables	7,294	7,455
Other assets	12,245	12,256
Fixed assets	100,519	101,554
Deferred income tax	98,145	102,629
Intangible assets	179,342	177,179
Goodwill	442,573	427,178
	840,118	828,251
	$1,416,893	$1,443,511

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$82,013	$92,937
Accrued liabilities	295,820	392,377
Income tax payable	4,978	18,317
Unearned revenues	23,149	20,199
Long-term debt - current (note 9)	39,276	44,785
Contingent acquisition consideration - current (note 10)	6,197	122
Deferred income tax	1,427	1,427
	452,860	570,164

Long-term debt - non-current (note 9)	446,233	328,009
Contingent acquisition consideration (note 10)	7,102	8,618
Other liabilities	24,849	34,433
Deferred income tax	31,490	31,165
	509,674	402,225
Redeemable non-controlling interests (note 11)	213,128	222,073

Shareholders' equity
Common shares	306,071	300,765
Contributed surplus	38,897	37,510
Deficit	(136,638)	(123,111)
Accumulated other comprehensive earnings	24,508	26,757
Total Company shareholders' equity	232,838	241,921
Non-controlling interests	8,393	7,128
Total shareholders' equity	241,231	249,049
	$1,416,893	$1,443,511

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	earnings	interests	equity

Balance, December 31, 2013	35,801,732	$300,765	$37,510	$(123,111)	$26,757	$7,128	$249,049

Net earnings	-	-	-	1,044	-	-	1,044
Other comprehensive earnings	-	-	-	-	(2,748)	-	(2,748)
Other comprehensive earnings attributable to NCI	-	-	-	-	499	16	515
NCI share of earnings	-	-	-	(4,911)	-	1,719	(3,192)
NCI redemption increment	-	-	-	(2,014)	-	-	(2,014)
Distributions to NCI	-	-	-	-	-	(511)	(511)
Acquisition of businesses, net	-	-	-	-	-	41	41

Subsidiaries’ equity transactions	-	-	(101)	-	-	-	(101)

Subordinate Voting Shares:
Stock option expense			827	-	-	-	827
Stock options exercised	279,800	6,169	(1,584)	-	-	-	4,585
Tax benefit on options exercised	-	-	2,245	-	-	-	2,245
Dividends	-	-	-	(3,598)	-	-	(3,598)
Purchased for cancellation	(100,000)	(863)	-	(4,048)	-	-	(4,911)
Balance, March 31, 2014	35,981,532	$306,071	$38,897	$(136,638)	$24,508	$8,393	$241,231

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2014	2013
Cash provided by (used in)

Operating activities
Net earnings (loss)	$1,044	$(8,219)

Items not affecting cash:
Depreciation and amortization	13,852	13,498
Deferred income tax	4,360	(5,005)
Other	(1,981)	1,222

Changes in non-cash working capital:
Accounts receivable	37,433	7,003
Inventories	(11,344)	6,115
Prepaid expenses and other current assets	(5,506)	(2,749)
Payables and accruals	(96,878)	(83,535)
Unearned revenues	2,949	4,297
Other liabilities	(10,784)	572
Contingent acquisition consideration	(20,064)	-
Net cash used in operating activities	(86,919)	(66,801)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(12,880)	(27,189)
Purchases of fixed assets	(7,699)	(5,661)
Other investing activities	470	(4,057)
Net cash used in investing activities	(20,109)	(36,907)

Financing activities
Increase in long-term debt	133,433	246,346
Repayment of long-term debt	(24,038)	(153,948)
Purchases of non-controlling interests, net	(10,974)	(989)
Contingent acquisition consideration	(5,581)	-
Proceeds received on exercise of stock options	4,585	792
Dividends paid to preferred shareholders	-	(2,288)
Dividends paid to common shareholders	(3,580)	-
Distributions paid to non-controlling interests	(5,521)	(5,654)
Repurchases of Subordinate Voting Shares	(4,911)	-
Other financing activities	2,245	(478)
Net cash provided by financing activities	85,658	83,781

Effect of exchange rate changes on cash	(1,936)	(1,199)

Decrease in cash and cash equivalents	(23,306)	(21,126)

Cash and cash equivalents, beginning of period	142,704	108,684
Cash and cash equivalents, end of period	$119,398	$87,558

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Real Estate Services (“RRE”) and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential and American Pool Enterprises within RRE; and Paul Davis, Certa Pro Painters, California Closets and several other franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2014 and the results of operations and its cash flows for the three month periods ended March 31, 2014 and 2013.  All such adjustments are of a normal recurring nature.  Certain prior period amounts have been reclassified to conform with the current period presentation.  The results of operations for the three month period ended March 31, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In July 2013, the FASB issued updated guidance on the presentation of unrecognized tax benefits (ASU 2013-11).  This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The updated guidance is expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry-forwards, similar tax losses, or tax credit carry-forwards exist. The amendments in this update were applied prospectively to all unrecognized tax benefits that existed at the effective date, which for the Company was January 1, 2014. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

4.           ACQUISITIONS – In the quarter, the Company completed three acquisitions, two in the CRE segment and one in the RRE segment. In the CRE segment, the company acquired controlling interests in two regional firms in the UK and Canada. In the RRE segment, the Company acquired a firm operating in New York City. The acquisition date fair value of consideration transferred was as follows: cash of $12,880 (net of cash acquired of $1,366), notes payable of $3,171, and contingent consideration of $4,869 (2013 - cash of $27,189).

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2014 was $13,299 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $19,700 to a maximum of $23,200. The contingencies will expire during the period extending to December 2018. During the three months ended March 31, 2014, $25,645 was paid with reference to such contingent consideration (2013 - nil).

5.           DISCONTINUED OPERATIONS – Discontinued operations includes two businesses (i) Field Asset Services (previously in the Property Services segment), sold on September 30, 2013 and (ii) the REO rental operation (previously in the Residential Real Estate Services segment), which was held for sale as of December 31, 2013 and sold on April 18, 2014. The carrying amount of the REO rental operation approximates its net realizable value as of March 31, 2014. For the three months ended March 31, 2014, revenues from discontinued operations were $3,244 (2013 - $24,945) and the net loss was $718 (2013 - net loss of $449).

6.           ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended
	March 31
	2014	2013

Contingent consideration compensation expense	$-	$1,425
Contingent consideration fair value adjustments	(518)	3
Transaction costs	563	778
	$45	$2,206

7.           OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended
	March 31
	2014	2013

Income from equity method investments	$(159)	$(257)
Other	(482)	79
	$(641)	$(178)

8.           INCOME TAX – The provision for income tax for the three months ended March 31, 2014 reflected an effective tax rate of 42% (2013 - 20%) relative to the combined statutory rate of approximately 28% (2013 - 28%). The difference between the effective rate and the statutory rate is related to the geographic mix of taxable earnings and losses in each period, the impact of discrete items, and the impact of non-controlling interests.

9.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $350,000 committed senior revolving credit facility including an uncommitted accordion provision allowing for an additional $100,000 of borrowing capacity under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.         FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2014:

		Fair value measurements at March 31, 2014
	Carrying value at
	March 31, 2014	Level 1	Level 2	Level 3

Interest rate swap asset	$98	$-	$98	$-
Interest rate swap liability	1,808		1,808
Contingent consideration liability	13,299	-	-	13,299

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8.0% to 10.0%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2014

Balance, January 1	$8,740
Amounts recognized on acquisitions	4,869
Fair value adjustments	(518)
Resolved and settled in cash	(69)
Other	277
Balance, March 31	$13,299

Less: Current portion	6,197
Non-current portion	$7,102

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.6% to 3.2%).  The following are estimates of the fair values for other financial instruments:

	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$7,294	$7,294	$7,455	$7,455
Long-term debt	485,509	498,806	372,794	386,952

11.           REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”).  The RNCI are considered to be redeemable securities.  Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the RNCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending RNCI amounts:

2014

Balance, January 1	$222,073
RNCI share of earnings	3,192
RNCI share of other comprehensive earnings	(499)
RNCI redemption increment	2,014
Distributions paid to RNCI	(5,010)
Purchase of interests from RNCI, net	(9,052)
RNCI recognized on business acquisitions	60
Other	350
Balance, March 31	$213,128

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of March 31, 2014 was $206,944.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position.  If all put or call options were settled with Subordinate Voting Shares as at March 31, 2014, approximately 4,300,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the Consolidated Statement of Earnings (Loss) as the NCI redemption increment.

12.         NET LOSS PER COMMON SHARE – Loss per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2014	2013

Basic shares	35,890	30,101
Assumed exercise of Company stock options	409	347
Diluted shares	36,299	30,448

13.         STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at March 31, 2014, there were 298,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were no stock options granted during the three months ended March 31, 2014 (2013 - 367,000).  Stock option activity for the three months ended March 31, 2014 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options -
Beginning of period	1,687,050	$26.25
Exercised	(279,800)	16.42
Shares issuable under options -
End of period	1,407,250	$28.20	2.52	$27,172
Options exercisable - End of period	780,000	$25.71	1.89	$17,004

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2014 was $827 (2013 - $1,264).  As of March 31, 2014, there was $3,555 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years.  During the three month period ended March 31, 2014, the fair value of options vested was $6,595 (2013 - $1,767).

Subsidiary stock option plans
The Company has stock option plans at its CRE subsidiary entitling the holders to acquire up to a 3.2% interest in the subsidiary as at March 31, 2014. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at March 31, 2014 was $13,141 (December 31, 2013 - $12,834) and compensation expense recognized related to the awards for the three months ended March 31, 2014 was $2,714 (2013 - recovery of $1,079).

14.         CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.         SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  RRE provides property management and related property services to residential communities in North America.  Property Services provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated

Three months ended March 31

2014
Revenues	$302,799	$216,062	$29,532	$38	$548,431
Operating earnings (loss)	5,657	3,545	(375)	(3,452)	5,375

2013
Revenues	$247,089	$202,417	$26,833	$56	$476,395
Operating earnings (loss)	(6,575)	7,501	(1,446)	(3,981)	(4,501)

GEOGRAPHIC INFORMATION
				Europe
	United States	Canada	Australia	and Other	Consolidated

Three months ended March 31

2014
Revenues	$331,459	$75,967	$40,088	$100,917	$548,431
Total long-lived assets	386,145	91,939	51,285	193,065	722,434

2013
Revenues	$298,356	$70,799	$38,974	$68,266	$476,395
Total long-lived assets	464,340	97,064	49,269	153,518	764,191

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014
(in US dollars)
May 2, 2014

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2014 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2013. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2014 and up to and including May 2, 2014.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Our operating results for the seasonally slow first quarter were very strong. Consolidated revenue growth was 18% measured in local currencies (15% measured in the reporting currency).

During the first quarter of 2014, we completed three small business acquisitions, two in our Commercial Real Estate Services segment and one in our Residential Real Estate Services segment. During the past year, we also completed several other acquisitions in our Commercial Real Estate Services and Residential Real Estate Services divisions, which provided additional revenue growth for the first quarter of 2014. These acquisitions, which are in the process of being integrated into our operations, increase the geographic footprint of our existing service lines.

On April 18, 2014, we completed the sale of our REO rental operation. This operation is reported as a discontinued operation for all periods presented and was previously included in the Residential Real Estate Services segment.

Results of operations - three months ended March 31, 2014

Revenues for our first quarter were $548.4 million, 18% higher than the comparable prior year quarter measured in local currencies. Internally generated revenues were up 12%, while recent acquisitions contributed 6% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $22.8 million versus $10.4 million reported in the prior year quarter. Our Adjusted EBITDA margin was 4.2% of revenues versus 2.2% of revenues in the prior year quarter, primarily as a result of operating leverage from higher revenues in the Commercial Real Estate Services operations. The operating earnings for the quarter were $5.4 million, versus a loss of $4.5 million in the prior year period.

Depreciation and amortization expense totalled $13.8 million for the quarter relative to $13.5 million for the prior year quarter, with the increase related to amortization of intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $3.0 million versus $5.2 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 2.8%, relative to 4.8% in the prior year quarter. The decline in interest expense and rate was primarily attributable to the conversion of $77.0 million in outstanding 6.5% convertible debentures into Subordinate Voting Shares in September 2013.

The consolidated income tax rate for the quarter was 42% compared to 20% in the prior year quarter, relative to the statutory rate of 28% in both periods. The current and prior quarter tax rates were affected by the geographic mix of earnings and losses in the seasonally slow first quarter. The effective tax rate for the full year is expected to approximate 30%.

Net earnings from continuing operations for the quarter were $1.8 million, versus a net loss from continuing operations of $7.8 million in the prior year quarter. The improvement was driven by strong operating performance in the Commercial Real Estate Services segment.

The net loss from discontinued operations was $0.7 million, attributable to the operating loss of the REO rental operation, relative to an operating loss of $0.4 million in the prior year period which was attributable to the REO rental operation and Field Asset Services. Field Asset Services was sold on September 30, 2013. Revenue from discontinued operations for the first quarter of 2014 was $3.2 million, versus $24.9 million in the prior year period.

The non-controlling interest (“NCI”) share of earnings was $4.9 million for the first quarter, relative to $0.4 million in the prior year period. In the prior year period, certain Commercial Real Estate Services operations with significant NCI reported operating losses, thereby resulting in a resulting in a reduction in the consolidated NCI share of earnings. Such operating losses did not recur in the current quarter.

Our Commercial Real Estate Services segment generated $302.8 million of revenues during the first quarter, an increase of 28% measured in local currencies (23% measured in the reporting currency). Internal revenue growth measured in local currencies was 18%, and was most significantly driven by increases in investment sales brokerage activity in the Americas and increases in leasing activity in Europe. Recent acquisitions contributed 10% revenue growth. Regionally and on a local currency basis, Americas revenues were up 24% (19% excluding acquisitions), Asia Pacific revenues were up 15% (13% excluding acquisitions) and Europe revenues were up 70% (20% excluding acquisitions). First quarter Adjusted EBITDA was $16.2 million, versus $2.6 million in the year-ago period. The improvement in EBITDA was impacted by operating leverage in the Americas and Europe, and the favorable impact of recently completed acquisitions.

The Residential Real Estate Services segment reported revenues of $216.1 million for the first quarter, up 7% versus the prior year quarter. Excluding the impact of recently completed acquisitions, revenues were up 6%. Internal revenue growth resulted from strong property management contract wins, offset by declines in ancillary property resale processing and swimming pool repair revenues due to harsh winter weather conditions. Adjusted EBITDA was $8.3 million relative to $10.6 million in the prior year quarter. The current period’s results were impacted by budgeted and expected investments in technology and shared services infrastructure to support the new “FirstService Residential” brand, as well as the impact of the decline in higher-margin ancillary revenues noted above.

Revenues from Property Services in the seasonally slow first quarter were $29.5 million, up 11% relative to the prior year period measured in local currencies (10% measured in the reporting currency), as a result of higher system-wide sales at several of our franchised brands as well as strong corporate store revenues at our California Closets operations. Adjusted EBITDA for the quarter was $0.8 million, versus a loss of $0.2 million in the prior year period, and was attributable to operating leverage.

Corporate costs were $2.6 million for the quarter, unchanged from $2.6 million in the prior year period.

Quarterly results
(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2014
Revenues	$548,431
Operating earnings	5,375
Diluted net earnings (loss) per share:
Continuing operations	(0.14)
Discontinued operations	(0.02)
	(0.16)

YEAR ENDED DECEMBER 31, 2013
Revenues	$476,395	$579,315	$606,221	$695,138
Operating earnings (loss)	(4,501)	11,384	34,338	49,013
Diluted net earnings (loss) per share:
Continuing operations	(0.53)	(0.21)	0.10	0.12
Discontinued operations	(0.02)	-	(0.07)	(0.09)
	(0.55)	(0.21)	0.03	0.03

YEAR ENDED DECEMBER 31, 2012
Revenues	$422,719	$532,638	$550,990	$604,119
Operating earnings	(12,965)	25,120	32,363	35,830
Diluted net earnings (loss) per share:
Continuing operations	(0.62)	0.27	0.02	0.24
Discontinued operations	0.08	-	(0.02)	(0.10)
	(0.54)	0.27	-	0.14

OTHER DATA
Adjusted EBITDA - 2014	$22,766
Adjusted EBITDA - 2013	10,448	$45,732	$56,005	$73,277
Adjusted EBITDA - 2012	5,983	40,107	48,828	57,345
Adjusted EPS - 2014	0.09
Adjusted EPS - 2013	(0.20)	0.58	0.70	0.97
Adjusted EPS - 2012	(0.18)	0.44	0.61	0.77

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 35% of annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss) from continuing operations, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2014	2013

Net earnings (loss) from continuing operations	$1,762	$(7,770)
Income tax	1,280	(1,719)
Other (income) expense	(641)	(178)
Interest expense, net	2,974	5,166
Operating earnings (loss)	5,375	(4,501)
Depreciation and amortization	13,805	12,558
Acquisition-related items	45	2,206
Stock-based compensation expense	3,541	185
Adjusted EBITDA	$22,766	$10,448

Adjusted EPS is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings (loss) and of diluted net earnings (loss) per share from continuing operations to Adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2014	2013

Net earnings (loss) attributable to common shareholders	$(5,881)	$(16,527)
Non-controlling interest redemption increment	2,014	5,580
Company share of net loss from discontinued operations, net of tax	718	449
Acquisition-related items	45	2,206
Amortization of intangible assets	4,917	4,267
Stock-based compensation expense	3,541	185
Income tax on adjustments	(1,974)	(1,918)
Non-controlling interest on adjustments	(272)	(101)
Adjusted net earnings (loss)	$3,108	$(5,859)

	Three months ended
(in US dollars)	March 31
	2014	2013

Diluted net earnings (loss) per common share from continuing operations	$(0.14)	$(0.53)
Non-controlling interest redemption increment	0.06	0.18
Acquisition-related items	-	0.07
Amortization of intangible assets, net of tax	0.09	0.08
Stock-based compensation expense, net of tax	0.08	-
Adjusted EPS	$0.09	$(0.20)

We believe that the presentation of Adjusted EBITDA and Adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and Adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

During the three month period ended March 31, 2014, $86.9 million of cash was used in operating activities, primarily on account of changes in working capital. Excluding contingent acquisition consideration paid, the cash used in operating activities was $66.9 million. In the comparable prior year period, cash used was $66.8 million. The net cash usage in both years is attributable to Commercial Real Estate Services brokerage transactions, which reach a seasonal revenue peak in December and are followed up with commission and incentive compensation payouts in the first quarter. In the second, third and fourth quarters of 2014, we expect positive cash flow from operating activities. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2014, capital expenditures were $7.7 million. Significant purchases included information technology systems in the Residential Real Estate Services segment. Based on our current operations, capital expenditures for the year ending December 31, 2014 are expected to be approximately $50 million.

Net indebtedness as at March 31, 2014 was $366.1 million, versus $230.1 million at December 31, 2013. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted primarily from operating cash outflows, purchases of fixed assets, and business acquisitions. We are in compliance with the covenants within our financing agreements as at March 31, 2014 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $54.5 million of available un-drawn credit as of March 31, 2014, and a further $100 million available under an accordion provision within our revolving credit facility, subject to lender approval.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $23.2 million as at March 31, 2014 ($12.6 million as at December 31, 2013) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2018. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of March 31, 2014 will ultimately be paid. During the three months ended March 31, 2014, $25.6 million of contingent consideration was paid, $20.1 million of which was classified as an operating activity (2013 - nil).

The following table summarizes our contractual obligations as at March 31, 2014:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$483,093	$38,080	$36,266	$260,555	$148,192
Interest on long-term debt	50,780	11,333	20,466	12,831	6,150
Capital lease obligations	2,416	1,196	1,101	119	-
Contingent acquisition consideration	13,299	6,197	7,102	-	-
Operating leases	306,855	66,011	99,445	61,585	79,814

Total contractual obligations	$856,443	$122,817	$164,380	$335,090	$234,156

At March 31, 2014, we had commercial commitments totaling $7.7 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 4.5%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2014	2013

Commercial Real Estate Services	$134,737	$135,515
Residential Real Estate Services	55,722	64,312
Property Services	16,485	15,920
	$206,944	$215,747

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  As at March 31, 2014, the RNCI recorded on the balance sheet was $213.1 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share from continuing operations for the first quarter of 2014 would be $0.15 and the accretion to Adjusted EPS would be $0.09.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 14 and 20 to the December 31, 2013 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2013.

Recently adopted accounting standards

In July 2013, the FASB issued updated guidance on the presentation of unrecognized tax benefits (ASU 2013-11).  This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The updated guidance is expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carry-forwards, similar tax losses, or tax credit carry-forwards exist. The amendments in this update were applied prospectively to all unrecognized tax benefits that existed at the effective date, which for the Company was January 1, 2014. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have two interest rate swaps in place to exchange the fixed interest rate on two issues of Senior Notes for a floating rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2014 was $0.3 million (2013 - $0.3 million). The recorded amount of the property management revenues for the three months ended March 31, 2014 was $3.0 million (2013 - $3.3 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of 1 to 3 years.

As at March 31, 2014, the Company had $4.7 million of loans receivable from minority shareholders (December 31, 2013 - $4.7 million) and $9.4 million of loans payable to minority shareholders (December 31, 2013 - $5.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,655,838 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,407,250 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2014 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.